Exhibit 99.1

FOR IMMEDIATE RELEASE:

January 24, 2012

Pershing Square Announces Nominees for Election to the Board of Directors of Canadian Pacific Railway

NEW YORK, January 24, 2012 //- Pershing Square Capital Management, L.P. (“Pershing Square”), today announced its slate of five directors for election to the Board of Canadian Pacific Railway Limited (“Canadian Pacific”) (TSX: CP; NYSE: CP) at Canadian Pacific’s annual meeting of shareholders on May 17, 2012.

Pershing Square’s nominees, who will be proposed at the annual meeting of Canadian Pacific shareholders, are: Bill Ackman, Gary F. Colter, Paul C. Hilal, Rebecca MacDonald and Dr. Anthony R. Melman. Together they will add the experience and skills required to return Canada’s most historic railroad to a position of leadership in the railroad industry.

Commenting on the decision to offer a slate of seasoned business executives to strengthen the Board, Pershing Square CEO Bill Ackman said, “We’ve assembled a superlative slate of nominees who share our goal of ensuring that the Canadian Pacific remains independent and strong. With a revitalized board and new management, we will help CP transform from the worst to one of the best performing Class I railroads in North America.”

The Canadian business executives – MacDonald, Melman and Colter – bring a wealth of experience leading important national enterprises as well as serving as directors of leading charities and non-profit organizations. Each has broad and deep Canadian experience, both as executives and directors. Each of these executives is also independent of Pershing Square, with no prior business or personal relationship with Pershing Square or Ackman.

Ackman added, “We believe Canadian Pacific has a unique opportunity to benefit from the leadership of one of Canada’s great railroad executives, Hunter Harrison. As transportation experts and analysts have said in recent days, there is no executive who is as qualified to lead a turnaround of CP – to build value for shareholders and to improve performance for the hundreds of Canadian clients and communities it serves.”

Commenting on being offered an opportunity to rebuild and renew a second Canadian railway, Harrison said, “I’ve been a railroader since I was 19 years old. I love the industry, the people in it, its culture and the role we play in connecting customers and communities. I’m proud of the work we did at CN, and the positive impact that improving its performance had on shareholders, employees, customers and Canada. The great majority of Canadian Pacific’s employees are extremely talented and dedicated. With the right board and executive leadership, I believe Canadian Pacific can achieve just as dramatic a turnaround and enjoy its rightful position as a leader in the North American rail industry. Together, we can transform CP into the railroad its customers, employees and shareholders deserve. I would be proud to help lead CP to that victory. Should the Board determine that I am the best candidate to lead the company, I would be honoured to serve.”

Biographies of Pershing Square Nominees

Information regarding Pershing Square’s five nominees for the Canadian Pacific Board of Directors is set forth below:

Bill Ackman, 45, is the founder and Chief Executive Officer of Pershing Square Capital Management, L.P., an investment advisor with $10 billion of assets under management, founded in 2003 and registered with the United States Securities and Exchange Commission. Investors in Pershing Square’s managed funds include university endowments, public and private U.S., Canadian and European pension funds, individuals, charitable foundations and sovereign wealth funds. Ackman is a director of the J. C. Penney Company, Inc. (NYSE: JCP), Chairman of the Board of The Howard Hughes Corporation (NYSE: HHC), and a director of Justice Holdings Ltd. (LSE: JUSH). Ackman is a member of the Board of Dean’s Advisors of the Harvard Business School and a Trustee of the Pershing Square Foundation, which has made more than $130 million in grants towards inner city education, global health care delivery, poverty alleviation, human rights, venture philanthropy, urban planning and the arts. Ackman received an M.B.A. from Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.

Gary F. Colter, 66, is the President of CRS Inc., a corporate restructuring, strategic and management consulting company which he founded in 2002. Previously, Mr. Colter spent 34 years with KPMG Canada and its predecessor firm Peat Marwick Limited, where he was a Partner for 27 years, holding various senior positions, including Vice Chairman of Financial Advisory Services and a member of the Management Committee from 1989 to 1998. From 1998 to 2000, Mr. Colter was Global Managing Partner of Financial Advisory Services and a member of a then new International Executive Team for KPMG International. In 2002, he retired as Vice Chairman of KPMG Canada. Since 2002, Colter has been a director of Owens-Illinois Inc. (NYSE:OI), the largest manufacturer of glass bottles in the world, where he serves on the Governance and Audit Committees and previously chaired the Audit Committee for over six years. In 2003, he joined the board of Canadian Imperial Bank of Commerce (“CIBC”) (TSX:CM; NYSE:CM) where he chairs the Governance Committee and serves on the Audit Committee. He previously served on the Compensation Committee and Chaired the Audit Committee of CIBC for over five years and the Risk Committee for one year. In 2004, Colter joined the board of Core-Mark Holding Company, Inc. (NASDAQ:CORE), a leading North American manufacturer of fresh and broad line supply solutions to the convenience retail industry. Mr. Colter is Chair of the Governance Committee and serves on the Audit Committee. He previously chaired the Compensation Committee for over three years. In 2005, he joined the board of Retirement Residences REIT, a company that provides accommodation, care and services for seniors. In 2007, the company was purchased by Public Service Pension Investment Board and changed its name to Revera Inc. Colter is Chair of Revera’s Audit Committee and serves on the Governance Committee. From 2003 to 2006, Colter was a director of Saskatchewan Wheat Pool Inc., now Viterra Inc. (TSX:VT), and chaired the company’s Audit Committee and was a member of the Strategic and Business Planning Committee. Mr. Colter has a B.A. (Honours) in Business Administration from the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

Paul C. Hilal, 45, is a Partner at Pershing Square, which he joined in 2006. From 2002 to 2005, he was the Managing Partner of Caliber Capital Management, LP. From 1998 to 2001, he ran the information technology sector investment program at Hilal Capital Management. From 1992 to 1997, Hilal was a Principal at Broadview Associates, providing mergers and acquisitions advisory services to information technology companies. From 1999 to 2000, Hilal served as the Chairman of the Board and Interim Chief Executive Officer of Worldtalk Communications Corporation. He served as a director of Ceridian Corporation in 2007, prior to its sale to the Thomas H Lee Company. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University School of Law in 1992, and an M.B.A. from Columbia University School of Business in 1992.

Rebecca MacDonald, 58, is a founder and current Executive Chair of Just Energy Group Inc. (TSX:JE), a Toronto-based independent marketer of deregulated gas and electricity, with annual sales of $3 billion. Just Energy currently supplies more than 3.5 million customers across Canada and the United States, having signed its first customer in 1997. She has been a director of Just Energy since 2001 and has held the position of Executive Chair since 2007. In 1989, she founded Energy Marketing Inc., the first company which targeted small customers under Canadian natural gas deregulation, which she subsequently sold. Following the sale of that business, in 1995 she founded another company which aggregated customers within the U.K. natural gas deregulation, which was also sold. Ms. MacDonald served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. MacDonald is a member of the Board of Governors of the Royal Ontario Museum. She founded the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease at Mount Sinai Hospital in Toronto. She is Vice-Chair of the Board of Directors of Mount Sinai Hospital. Previously, she was a director of the Arthritis Society. In 2002, MacDonald received the Rotman Canadian Woman Entrepreneur of the Year Lifetime Achievement Award. That same year, the University of Toronto, Rotman School of Business named her Canadian Woman Entrepreneur of the Year for 2002. She was also named the top woman chief executive officer for each year from 2003 to 2009 by Profit Magazine. She was named Ontario Entrepreneur of the Year by Ernst & Young in 2003. In 2009, Ms. MacDonald received the Canadian Horatio Alger Award for demonstrated community leadership. She received an honorary degree from the University of Victoria in 2002.

Dr. Anthony R. Melman, 64, is Chairman and Chief Executive Officer of Nevele Inc., providing strategic business and financial advice to a wide range of businesses. Previously, Dr. Melman was a Managing Director (until 2006) and a Special Advisor, Strategic Acquisitions (2006-07) at Onex Corporation (TSX: OCX), which he joined as a Partner and Vice President at its inception in 1984. At Onex, Dr. Melman led or participated in the company’s bids for Labatt and Air Canada, and the acquisitions of Sky Chefs Inc., Beatrice Canada and electronics maker Celestica Inc. (TSX: CLS; NYSE: CLS), IBM’s manufacturing arm. Together with Celestica’s management team he developed Celestica from a single-facility manufacturing operation in Toronto with under US$1 billion in annualized sales in 1996, to a global public company listed on both the New York and Toronto Stock Exchanges with over US$10 billion in sales by 2001. Prior to joining Onex, Dr. Melman served as a Senior Vice President of the Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Since 2010, Dr. Melman has served as a director and Chair of the Budget and Finance Committee of the Ontario Lottery and Gaming Corporation. He is a past director of Celestica Inc., ProSource Inc. and the University of Toronto Asset Management Corporation. He is Chair of The Baycrest Centre for Geriatric Care, one of the world’s premier academic health sciences centres focused on aging, and is a director of the Baycrest Centre Foundation, serving as Chair of its Governance and Management Resources Committees. He is also the former Chair of the Childhood Cancer Charitable Council of the Pediatric Oncology Group of Ontario (POGO) and a member of the Board of Governors of Mount Sinai Hospital. In 2011, Dr. Melman was appointed Chair of the Board of Directors of Cogniciti Inc., a for-profit joint venture created by Baycrest and MaRS Discovery District, an organization that helps science, technology and social entrepreneurs build their companies. Dr. Melman was born in Johannesburg, South Africa, and is a Canadian citizen. He holds a Bachelor of Science degree in Chemical Engineering from the University of the Witwatersrand, a M.B.A. degree (Gold Medalist) from the University of Cape Town and a Ph.D. in Finance from the University of the Witwatersrand.

Biography of Hunter Harrison

Information regarding Hunter Harrison is set forth below:

Hunter Harrison, 67, served as the President and Chief Executive Officer of Canadian National Railway Company (“CN”) (TSX: CNR; NYSE: CNI) from January 1, 2003 to December 31, 2009 and as Executive Vice President and Chief Operating Officer from March 26, 1998 to December 31, 2002. Harrison served on CN’s board of directors from December 1999 until December 2009. Prior to joining CN, Harrison served as President and Chief Executive Officer of Illinois Central Corporation (“IC”) and Illinois Central Railroad Company (“ICRR”) from 1993 to 1998, and as a director of IC and ICRR from

1993 to 1998. At IC and ICRR, Harrison first held the position of Vice-President and Chief Operating Officer in 1989, becoming Senior Vice-President – Transportation in 1991, Senior Vice-President – Operations in 1992, and President and Chief Executive Officer the following year. His railroad career began nearly five decades ago in 1963 when he joined the Frisco (St. Louis-San Francisco) Railroad as a carman-oiler in Memphis, while still attending school. He advanced through positions of increasing responsibility in the operations function, first with the Frisco, then with Burlington Northern after it acquired the Frisco in 1980. Before moving to IC and ICRR in 1989, Harrison served as Burlington Northern’s Vice-President – Transportation and Vice-President – Service Design. Harrison currently serves or has served as a director on several railway companies and industry associations, including The Belt Railway of Chicago, Wabash National Corporation (NYSE: WNC), The American Association of Railroads, Terminal Railway, TTX Company, Canadian National Railway Company, Illinois Central Corp., and Illinois Central Railroad Company. Harrison has received numerous accolades, including North America’s Railroader of the Year by Railway Age magazine in 2002, and CEO of the Year by the Globe and Mail’s Report on Business magazine in 2007.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of Pershing Square and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Pershing Square does not assume any obligation to update any forward-looking statements contained in this press release.

Contact:

Bill Ackman, Chief Executive Officer

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

Additional Information

Canadian Pacific announced by press release yesterday that it will hold its annual meeting of shareholders on Thursday, May 17, 2012 in Calgary. Pershing Square’s nominees will be considered for election at that meeting. Prior to the meeting, Pershing Square expects to furnish a proxy circular to shareholders of Canadian Pacific, together with a BLUE proxy card. SHAREHOLDERS OF CANADIAN PACIFIC ARE URGED TO READ THE PROXY CIRCULAR CAREFULLY BECAUSE IT WILL CONTAIN IMPORTANT

INFORMATION. Investors and shareholders will be able to obtain free copies of the proxy circular and any amendments or supplements thereto and further proxy circulars at no charge on SEDAR at http://www.sedar.com. In addition, shareholders will also be able to obtain free copies of the proxy circular and other relevant documents by calling Pershing Square’s proxy solicitor, Kingsdale Shareholder Services Inc., at 1-866-581-1514 toll-free in North America, or at 1-416-867-2272 outside of North America (collect calls accepted) when they become available.

Information in Support of Public Broadcast Solicitation

Pershing Square is relying on the exemption under section 9.2(4) of National Instrument 52-102—Continuous Disclosure Obligations to make this public broadcast solicitation. The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations.

This solicitation is being made by Pershing Square, and by Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (excluding Pershing Square, collectively, the “Pershing Square Funds”), and not by or on behalf of the management of Canadian Pacific.

The address of Canadian Pacific is Suite 500, 401—9th Avenue S.W. Calgary, Alberta T2P 4Z4.

Pershing Square has filed an information circular dated January 24, 2012 (the “Pershing Square Circular”) containing the information required by Form 51-102F5 – Information Circular in respect of its proposed nominees. The Pershing Square Circular will be available on Canadian Pacific’s company profile on SEDAR at http://www.sedar.com.

Proxies for the Canadian Pacific shareholders meeting may be solicited by mail, telephone, facsimile, email or other electronic means as well as by newspaper or other media advertising and in person by managers, directors, officers and employees of Pershing Square who will not be specifically remunerated therefor. In addition, Pershing Square may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including press release, speech or publication, and by any other manner permitted under applicable Canadian laws. Pershing Square may engage the services of one or more agents and authorize other persons to assist it in soliciting proxies on behalf of Pershing Square and the Pershing Square Funds.

Pershing Square has entered into an agreement with Kingsdale Shareholder Services Inc. (“Kingsdale”) pursuant to which Kingsdale has agreed that it will act as Pershing Square’s proxy agent should Pershing Square commence a formal solicitation of proxies. Pursuant to this agreement Kingsdale would receive a fee of $100,000, plus an additional fee of $6.00 for each telephone call to or from Canadian Pacific shareholders. In addition, Kingsdale may be entitled to a success fee on the successful completion of

Pershing Square’s solicitation, as determined by Pershing Square in consultation with Kingsdale.

All costs incurred for the solicitation will be borne by the Pershing Square Funds.

A registered holder of common shares of Canadian Pacific that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date and returning it in accordance with the instructions contained in the form of proxy to be provided by Pershing Square, or as otherwise provided in the proxy circular, once made available to shareholders; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, as the case may be: (i) at the registered office of Canadian Pacific at any time up to and including the last business day preceding the day the meeting of Canadian Pacific shareholders or any adjournment or postponement of the meeting is to be held, or (ii) with the chairman of the meeting prior to its commencement on the day of the meeting or any adjournment or postponement of the meeting; or (c) in any other manner permitted by law.

A non-registered holder of common shares of Canadian Pacific will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary. It should be noted that revocation of proxies or voting instructions by a non-registered holder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect in respect of the meeting.

Neither Pershing Square, the Pershing Square Funds, nor any of their managing members, directors or officers, or any associates or affiliates of the foregoing, nor any of Pershing Square’s nominees for the Board of Directors of Canadian Pacific, or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the beginning of Canadian Pacific’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Canadian Pacific or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the upcoming meeting of Canadian Pacific shareholders, other than the election of directors.